

January 3, 2013

<u>Via E-mail</u>
Sten L. Gustafson
Chief Executive Officer
Era Group Inc.
818 Town & Country Blvd.
Suite 200
Houston, TX 77024

  Re: Era Group Inc.
    Amendment No. 1 to Registration Statement on Form 10-12B
    Filed December 18, 2012
    File No. 001-35701

Dear Mr. Gustafson:

  We have reviewed your responses to the comments in our letter dated November 8, 2012 and have the following additional comments.

<u>Exhibit 99.1</u>

<u>Questions and Answers about the Company and the Spin-Off, page 3</u>

<u>What will happen to Era Group's Series A and Series B preferred stock, page 3</u>

1. Please revise to disclose, if true, that the expected cost of purchasing the Series B Preferred Stock pursuant to the Series B Preferred Stock Exchange Agreement is $50 million dollars and that you intend to borrow this money from your credit facility. Similarly, please disclose on page 7, if true, that of $102.2 million available under your credit facility, you expect to use $50 million dollars to purchase the Series B Preferred Stock.

<u>What is the reason for the spin-off, page 3</u>

2. We note your response to our prior comment 5 and reissue in part. Please tell us the basis for SEACOR's board of directors' belief that after the spin-off the aggregate value of your common stock and SEACOR's will exceed the pre-spin-off value of SEACOR's common stock because of the difficulty public markets and securities analysts have in evaluating the value of SEACOR. In this regard, we note your disclosure on page 42 that SEACOR's board of directors noted that "Era Group's common stock may come under initial selling pressure as certain SEACOR stockholders may sell their shares in Era Group" and that "certain factors such as a lack of historical financial and performance

data as an independent company may limit investors' ability to appropriately value Era Group's common stock."

Summary, page 8

Relationship with SEACOR, page 12

3. We note your response to our prior comment 10 that the services provided under the Amended and Restated Transition Services Agreement will be calculated on a fixed-fee basis with the agreement specifying fixed fees for each category of services described therein. If possible, please revise to disclose, based on the services that SEACOR currently provides and based on the services that you expect SEACOR will provide after the spin-off, the amount you will pay pursuant to the Amended and Restated Transition Services Agreement or tell us why you are unable to estimate this expense.

Risk Factors, page 22

Operational risks including, but not limited to, equipment failure, page 25

4. Please refer to the third paragraph of this risk factor. You state that major global operators have indefinitely suspended operations of EC225 helicopters due to accidents involving these helicopters. You further state that you are still earning a majority of the revenues associated with your EC225 helicopters; however, you are not collecting hourly revenues since the helicopters are not flying. Please clarify the revenues associated with these helicopters that you are still earning and the basis that you consider them earned. Tell us the amount of revenue considered earned and recognized for these helicopters during the period of suspended operations.

5. Also in the third paragraph you state that some previously idle AW139 helicopters have been put to work during the suspended operations of the EC225 helicopters. Please tell us the following in regard to AW139 helicopters:
    *   the number that were idle when EC225 operations were initially suspended and the reason for being idle,
    *   the number put to work during suspended EC225 operations,
    *   the number that currently are idle and the reason for such, and
    *   if any revenue was recognized while idle, the amount of such revenue and the basis for recognition.

    Additionally, if any other of your helicopter types are currently idle, please tell us the types, the number idle and the reason for being idle.

Management's Discussion and Analysis, page 59

Results of Operations, page 66

Nine Months Ended September 30, 2012 compared with Nine Months Ended September 30, 2011, page 67

Operating Expenses, page 67

6. You disclose that you have power by the hour agreements for the repair and maintenance of your helicopters. These programs require you to pay for the maintenance service ratably over the contract period, typically based on actual flight hours. Power-by-hour providers generally bill you monthly based on hours flown in the prior month, the costs for which you expense as incurred. You state in this section of MD&A that the variance in repair and maintenance expenses was due in part to the timing of repairs. Please explain to us and clarify your disclosure as appropriate why the timing of repairs impacts the amount of repair and maintenance expense given the power by the hour agreements in place and your accounting for such.

7. In connection with the above comment, please clarify in your disclosure whether "expense as incurred" in regard to your power by the hour agreements means accrued during the month in which the actual flight hours occur or at the time payment is made.

Administrative and General, page 67

8. Please quantify each factor stated for the variance so that investors may understand the relative magnitude and contribution by each. This applies to any disclosure in which two or more factors are identified as contributing to a variance. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Liquidity and Capital Resources, page 70

Cash Flows, page 71

Cash Flows from Operating Activities, page 71

9. In the first paragraph under the table on page 72, it appears that the factors identified appear to virtually cancel each other out, so it is not clear how operating income before depreciation and gains on asset dispositions and impairments contributed to the variance in operating cash flows. Please revise as appropriate. Also, please note that it may not be clear how or why a decrease in operating income, prepared on the accrual basis of accounting, contributes to a variance in cash of operating activities without further analysis of the underlying factors within that directly affected cash. Please revise your disclosure accordingly.

Index to Consolidated Financial Statements, page F-1

10. Please note that it appears that your financial statements will need to be updated if the effectiveness of your filing occurs on or after February 15, 2013. Refer to rule 3-12(b) and (d) of Regulation S-X for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       Rod Miller, Esq.
       Milbank, Tweed, Hadley & McCloy LLP